FLOWR PROMOTES JASON BROOME M.SC. TO CHIEF RESEARCH AND INNOVATION OFFICER

Mr. Broome will lead the development of premium cannabis products for the global market

KELOWNA, BC, March 6, 2019 - The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF) (“Flowr” or the “Company”), a Canadian licensed producer of premium cannabis products, today announced the promotion of Jason Broome to the role of Chief Research and Innovation Officer (CRIO). Mr. Broome previously served as Senior Vice President of Operations.

As CRIO, Mr. Broome will develop new high-quality products and lead Flowr’s research into cultivars, form factors and delivery systems for the global markets. He will also oversee Flowr’s state-of-the-art R&D facility, part of an exclusive partnership with Hawthorne Canada, a subsidiary of The Scott's Miracle-Gro Corporation (NYSE: SMG).

“Flowr’s product innovation portfolio must meet the world-class standards of our cultivation,” said Tom Flow, Flowr's Co-CEO. “It’s an unusually demanding ask, but Jason’s expertise across all aspects of product development, from molecule to market, is unique and yet totally in keeping with Flowr’s high-performance, high-creativity culture.”

Over a 15-year career in the pharmaceutical industry, Mr. Broome led the commercialization of major pharmaceutical brands and built, operated and sold several healthcare-related companies, bringing disruptive technologies and systems to market. Within the cannabis sector, he was co-founder of the first company licensed to cultivate and extract hemp in the state of Kentucky and COO of a Colorado manufacturer of CBD oil. He holds a master’s degree in Molecular Genetics from the University of Ottawa.

Mr. Broome’s appointment is a natural and dynamic step forward for Flowr, working closely with Dr. Lyle Oberg, Chief Policy and Medical Officer, and in line with the recent hiring of Dr. Deron Caplan, North America’s first cannabis cultivation Ph.D., and Chef Ryan Reed, both to the Company’s R&D department.

About Flowr

Flowr, through its subsidiaries, holds a cannabis production and sales licence granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO and Director

Contacts

Media
Rebecca Brown: +1.647.456.5599, rebecca@crowns.agency

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the facilities described herein, including, without limitation, the timing of construction and completion thereof, the expertise and experience of Mr. Broome, Mr. Broome developing new high-quality products, Mr. Broome leading Flowr’s research into cultivars, form factors and delivery systems, Mr. Broome overseeing Flowr’s state-of-the-art R&D facility, Flowr’s vision to be on the cutting edge of cultivation, Flowr’s world class standards in cultivation, Flowr developing new products for global markets, Flowr’s R&D program and its focus on improving cultivation techniques and systems and developing cannabis plants that produce the highest quality flower and address specific needs in the medical and recreational markets, Flowr’s focus on producing premium quality cannabis at scale, the addition of Mr. Broome and the alliance with Hawthorne Canada strengthening Flowr’s position at the forefront of understanding the tools and techniques needed to grow great cannabis, the belief that Flowr’s R&D team and its partnership with Hawthorne uniquely positions Flowr to address genetic intricacies that drive the unique consumer experience produced by each strain and to cultivate a strain to maximize the natural expression of those genetics through its chemical components, Flowr’s intention to develop and test Hawthorne cultivation systems in the R&D facility, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr’s inability to construct the facilities described herein, or in the time anticipated, Flowr’s inability to grow cannabis at scale, which could adversely impact revenues, the fact that the facilities described herein may not include all the elements described in this press release, which could adversely impact the partnership with Hawthorne, Flowr’s R&D strategy and/or Flowr’s revenues, the inability of Flowr to test Hawthorne’s cultivation systems, which could adversely impact the partnership described herein and future R&D initiatives of Flowr, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities described herein or otherwise, Flowr’s inability to research genetics and cultivation data analytic systems, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Mr. Broome not bringing the experience or expertise described herein, Mr. Broome being unable to develop new high-quality products, Mr. Broome being unable to lead Flowr’s research into cultivars, form factors and delivery systems, Mr. Broome being unable to oversee Flowr’s state-of-the-art R&D facility, Flowr not being able to remain at the cutting edge of cultivation or maintain world-class standards for cultivation, Flowr’s R&D program not improving cultivation techniques and systems and not developing cannabis plants that produce the highest quality flower and address specific needs in the medical and recreational markets, which could result in Flowr losing its competitive edge and/or sales, the addition of Mr. Broome and the alliance with Hawthorne Canada not strengthening Flowr’s position at the forefront of understanding the tools and techniques needed to grow great cannabis or bring new products to market, which could significantly impact Flowr’s competitive edge with respect to cultivation, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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